

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via E-mail
Serena B. Potash
Chief Executive Officer
Bio-En Holdings Corp.
56 Main Street
Monsey, NY 10952

> **Re:** **Bio-En Holdings Corp.**
> **Current Report on Form 8-K**
> **Filed September 11, 2014**
> **File No. 333-186629**

Dear Ms. Potash:

We have reviewed your filing and have the following comments. We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K Filed September 11, 2014

General

1.   With your next amendment, please ensure that you provide a working phone number for your principal executive offices on the cover of your filing. Additionally, please sequentially number all of the pages in your filing. Finally, define at the place of first usage all acronyms or abbreviations, such as "EPC" and "OPEX," and any industry term, such as "negative cost sourcing" and "green field."

Item 7. Certain Relationships and Related Transactions

2.   We note that Serena B. Potash signed the Share Exchange/Merger Agreement, filed at Exhibit 2.1, as the President of both Bio-En Holdings Corp. and Bio-En Corp. In accordance with Item 404(d) of Regulation S-K, please disclose her affiliation with Bio-En Corp. and provide any other information regarding the merger transaction or Ms. Potash in the context of the transaction that is material to investors in light of the circumstances of the particular transaction. Please also provide such information for any of your other named executive officers, if applicable.

Item 9.01 Financial Statements and Exhibits

3.   Please ensure that you file all material contracts required by Item 601(b)(10) of Regulation S-K. For example, in your "Business Overview," we note your reference to an "agreement with Applied Biofuels (Malta) Limited whereby all assets of Applied Buiels (Malta) Limited shall be transferred to a new subsidiary" of the company. In this same sub-section, we also note that you have "planned, designed, engineered and prepared agreements to build and operate a facility using Gravity Pressure Vessel Technology in Weak Acid Hydrolysis to convert Biomass to Ethanol."

4.   In accordance with Article 11 of Regulation S-X, please file pro forma financial statements reflecting the September 10, 2014 merger of Bio-En Holdings Corp. and Bio-En Corp.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Gregg E. Jaclin, Esq.